July 11, 2005

Mr. Honkueng Lam, CFO
9F, Fang Yuan Mansion, No. 56
Zhongguancun South Rd. Yi, Haidian District
Beijing, China F4 100044

> Re: Forlink Software Corp, Inc.
> Form 10-KSB for FiscalYear Ended December 31, 2004
> Filed March 31, 2005
> Form 10-QSB for Fiscal Quarter Ended March 31, 2005
> Filed May 16, 2005
> File No. 0-18731

Dear Mr. Lam:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Description of Business

1. The discussion of each of your identified businesses (i.e. FTCL, FTHK,BFHX and FTCD) should address the specific nature of the operations in which each entity is involved. You should identify whether each entity is operating, the revenues and costs which have been contributed by each of these entities during the periods presented and reported upon, why the individual business entity's operations were discontinued or dissolved and when, as well as addressing management's plans for each entity going forward. Your discussion of FTHK

Forlink Software Corp, Inc.
Mr. Honkueng Lam
July 7, 2005

should address in detail the specific nature of their principal activities which currently appear to be investment holding and the trading of computer products (i.e. what does this mean). Further, your discussion of BFHX does not identify what this entity does other than to identify it as a variable interest entity.

2. Discuss in detail your business relationships with China Mobile and Beijing Mobile. Address how these relationships have impacted your operating history.

Management's Discussion & Analysis or Plan of Operations, pages 8-10

3. We note that Beijing Mobile accounted for 89% and 96% of total revenue for 2004 and 2003, respectively. We also note that accounts receivable from this customer were 40% and 91% of total accounts receivable for the same respective periods. Further, we note that the significant decrease in revenues during the first quarter 2005 was due to several factors including a sharp decrease in revenue recognized from this customer. Discuss and quantify the amount of product and service revenues recognized from this customer during the periods presented. Address the types of services provided, the nature and length of the arrangement with Beijing Mobile as well as any other pertinent factors which will enable an investor to clearly understand the importance of this customer to your operating performance. If you have a long-term agreement with this customer, then summarize the material terms of the agreement such as the specific products purchased, the total amount to be purchased and the period of the agreement. File this contract as an exhibit to your form 10-KSB. Refer to Items 303(b) and 601(10)(i)(B)of Regulation S-B. You should also address why revenues decreased significantly during the first quarter of fiscal 2005.

Financial Statements

Statements of Operations

4. You recognize revenues from several different sources, specifically network software systems, consulting and engineering services and computer hardware. You disclose that For-series integration services and software were 78% and 22%, respectively, of total revenue in 2004 and 74% and 26%, respectively, of total revenue in 2003. Tell us what consideration you have given to separately disclosing hardware, software and services revenues and the related costs of these revenues on the face of the statements of operations.

Statements of Cash Flows

5. Disclose the effects of exchange rate changes on cash held in foreign currencies in accordance with paragraph 25 of SFAS 95.

Note 2 – Summary of Important Accounting Issues

Forlink Software Corp, Inc.
Mr. Honkueng Lam
July 7, 2005

Foreign Currency Translation and Transactions

6. Provide the foreign currency translation gain and loss disclosures described in paragraphs 30-31 of SFAS 52.

Revenue Recognition

7. We note that you provide integration services for your application solutions products and that these integration services are provided in stages. Describe supplementally whether these services are accounted for under SOP 97-2. Explain to us how you recognize revenues and related costs under these types of contracts.

8. Tell us if integration or other services are provided in connection with software sales. If so, tell us if the integration entails significant development, modification or customization of your software as described in paragraph 8 of SOP 97-2. Also, tell us if services provided are considered essential to the functionality of the software. Describe how paragraphs 70-71 of SOP 97-2 are applied.

9. Also tell us if you consider contracts that include software, services and PCS to be multi-element contracts. If so, explain how VSOE is determined for each of the elements. Refer to paragraph 10 of SOP 97-2.

10. Tell us and disclose how you are accounting for Application Service Provider services. We reference EITF 00-3.

Note 5 – Inventories

11. Tell us the reasons for the significant inventory decrease between December 31, 2003 and 2004. Similarly, tell us the reasons for the significant inventory increase which occurred between December 31, 2004 and March 31, 2005. You should consider addressing the reasons for these changes within the liquidity section of MD&A.

Note 9 Goodwill

Forlink Software Corp, Inc.
Mr. Honkueng Lam
July 7, 2005

12. Your disclosures should address the requirements of paragraphs 42-47 of SFAS 142, including the following:

- when the goodwill amounts were recorded,

- how the amount recorded was determined,

- identify what acquisition resulted in the recording of goodwill including a specific description of the transaction

- address any goodwill impairments which have been recorded since the initial recording of the goodwill,

- address how you test for impairment and tell us why you believe there has been no further impairment in goodwill

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forlink Software Corp, Inc.
Mr. Honkueng Lam
July 7, 2005

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief